Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Financial Results for Second Quarter 2013

BERKELEY, Calif., August 7, 2013 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended June 30, 2013.

Recent Achievements:
•	Completed enrollment in a gevokizumab Phase 2 proof-of concept (“POC”) study in patients with inflammatory erosive osteoarthritis of the hand (“EOA”) and C-reactive protein (“CRP”) levels greater than or equal to 2.5 mg/L.
•	Opened enrollment in a supplemental gevokizumab Phase 2 study in patients with EOA and CRP levels less than 2.5 mg/L.
•	Initiated a gevokizumab pilot study in pyoderma gangrenosum (“PG”), one of the several rare diseases that are classified under the broader cluster of neutrophilic dermatoses.
•	Announced SERVIER has launched a gevokizumab POC program with polymyositis/dermatomyositis as the initial indication to be studied.
•	Expanded the number of U.S. clinical sites conducting the gevokizumab EYEGUARD™-A and EYEGUARD-C pivotal Phase 3 clinical trials in non-infectious uveitis (“NIU”) to 70 centers from the originally planned 60.
•	Transferred perindopril franchise rights to Symplmed in return for an equity position in the company and up to double-digit royalties on sales of the fixed-dose combination (“FDC”) containing perindopril arginine and amlodipine besylate, if it is approved by the U.S. Food and Drug Administration (“FDA”).

XOMA reported total revenues of $7.2 million in the second quarter ended June 30, 2013, compared with $9.3 million in the corresponding period of 2012, reflecting a reduction in license and collaborative fees.  For the second quarter of 2013, XOMA had a net loss of $17.2 million (or $0.21 per share), compared with a net loss of $16.2 million (or $0.24 per share), for the second quarter of 2012.  The net loss for the second quarters of 2013 and 2012 included a non-cash charge of $1.8 million (or $0.02 per share) and $2.2 million (or $0.03 per share), respectively, both of which were related to the revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price.  Excluding these non-cash charges, net loss in the quarters ended June 30, 2013 and 2012, was $15.4 million (or $0.19 per share) and $14.0 million (or $0.21 per share), respectively.

“Between SERVIER and XOMA, gevokizumab currently is being evaluated in over a dozen trials involving 10 different indications, six of which are rare diseases.  The Phase 2 moderate to severe inflammatory acne study delivered very encouraging data in January, and the Phase 2 erosive osteoarthritis of the hand with elevated CRP study is expected to deliver top-line results in October.  The supplemental EOA study we launched in May already has enrolled approximately two-thirds of the targeted 90-patients, and based upon the pace of both EOA studies, we believe we will be in the position to select our next Phase 3 indication, by the end of the year” stated John Varian, Chief Executive Officer of XOMA.

“The pace of enrollment in EYEGUARD-A and C, our gevokizumab studies in patients with acute NIU and controlled NIU, is slower than both SERVIER and we had anticipated due to slower than expected initial patient recruitment at the open U.S. centers and unexpected delays in SERVIER's clinical site activation outside the U.S.  We have over 60 of the targeted 70 clinical sites up and running in the U.S. where we are working to accelerate enrollment, and we are working closely with SERVIER to identify ways to expedite the site activation process outside the U.S. Based upon the success SERVIER is demonstrating in enrolling patients in the EYEGUARD-B study and the safety and efficacy data they collected in the Phase 2 Behçet’s uveitis study, we plan to pursue an interaction with the FDA to discuss what additional data are required for XOMA to submit a BLA specifically for a Behçet’s uveitis indication,” Mr. Varian continued. “SERVIER and XOMA are fully committed to getting gevokizumab to the patients with a significant need for new treatment options.”

Research and development expenses for the second quarter of 2013 were $17.0 million, compared with $18.4 million in the corresponding period of 2012.  Selling, general and administrative expenses were $4.1 million in the second quarter of 2013, as compared to $3.6 million in the corresponding quarter of 2012.

On June 30, 2013, XOMA had cash and cash equivalents of $57.9 million.  The Company ended December 31, 2012, with cash, cash equivalents, and short-term investments of $85.3 million.

2013 Guidance
The Company reconfirmed its anticipated cash used in ongoing operating activities during 2013 will be approximately $50 million, primarily reflecting the costs associated with conducting clinical and preclinical activities.  This guidance initially was provided on March 12, 2013.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, August 7, 2013, at 4:30 p.m. ET.  The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on August 10, 2013.

Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on August 10, 2013.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 21163403.

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and the potential to treat patients with a wide variety of inflammatory and other diseases. Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation. IL-1 beta has been shown to be involved in diverse array of disease states, including non-infectious uveitis (including Behçet's uveitis), cardiovascular disease, and other auto-inflammatory diseases.

Gevokizumab currently is being studied in a global Phase 3 clinical program, termed EYEGUARD™, which is being conducted by SERVIER and XOMA.  This program is designed to determine gevokizumab's ability to treat acute non-infectious uveitis (NIU) in EYEGUARD-A, to prevent disease flares in patients with Behçet's uveitis in EYEGUARD-B, and to prevent disease flares in NIU patients who are controlled with steroids and immunosuppressants in EYEGUARD-C.

XOMA has a Proof-of-Concept (POC) program underway in which the Company is exploring the efficacy and safety of gevokizumab in multiple indications.  The Company reported data from a successful Phase 2 study in moderate to severe inflammatory acne in January 2013.  XOMA anticipates full results from its two POC studies in patients with erosive osteoarthritis of the hand and data from the National Eye Institute's study of gevokizumab in patients with active non-infectious anterior scleritis later this year.  Additionally, the Company recently launched a pilot study in pyoderma gangrenosum, a rare skin ulceration disease.  Separately, SERVIER initiated a Phase 2 study to determine gevokizumab's ability to reduce arterial wall inflammation in patients with marked atherosclerotic plaque inflammation and who have experienced an acute coronary syndrome in the previous twelve months, as well as a POC study in polymyositis/dermatomyositis.  Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA
XOMA’s portfolio of innovative product candidates is the result of the Company’s focus on allosteric modulation, which offers opportunities to develop new classes of therapeutic antibodies with the potential to treat a wide range of human diseases.  XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with SERVIER through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.

More detailed information can be found at www.xoma.com.

About SERVIER
SERVIER is a privately run French research-based pharmaceutical company.  Current therapeutic domains for SERVIER medicines are cardiovascular, metabolic, neurological, psychiatric and bone and joint diseases, as well as oncology. SERVIER is established in 140 countries worldwide with over 20,000 employees and a 2012 turnover of €3.9 billion. SERVIER invests 25% of its turnover in R&D.

More information is available at www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials and proof-of-concept trials, anticipated size of clinical trials, continued sales of approved products, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues:
License and collaborative fees	$605	$2,525	$1,003	$3,538
Contract and other	6,336	6,181	15,133	15,026
Net product sales	210	569	469	576
Total revenues	7,151	9,275	16,605	19,140

Operating expenses:
Research and development	17,049	18,441	33,640	34,211
Selling, general and administrative	4,081	3,567	8,203	8,246
Restructuring	79	676	97	4,453
Cost of sales	21	81	67	82
Total operating expenses	21,230	22,765	42,007	46,992

Loss from operations	(14,079)	(13,490)	(25,402)	(27,852)

Other income (expense):
Interest expense	(1,164)	(1,025)	(2,336)	(2,068)
Other income (expense)	(224)	542	224	(122)
Revaluation of contingent warrant liabilities	(1,781)	(2,182)	(14,621)	(16,538)
Net loss	(17,248)	(16,155)	(42,135)	(46,580)

Basic and diluted net loss per share of common stock	$(0.21)	$(0.24)	$(0.51)	$(0.83)

Shares used in computing basic and diluted net loss per share of common stock	82,939	68,087	82,768	56,221

Other comprehensive loss:
Net loss	$(17,248)	$(16,155)	$(42,135)	$(46,580)
Net unrealized loss on available-for-sale securities	(11)	5	(8)	5
Comprehensive loss	$(17,259)	$(16,150)	$(42,143)	$(46,575)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2013	December 31, 2012
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$57,934	$45,345
Short-term investments	-	39,987
Trade and other receivables, net	7,293	8,249
Prepaid expenses and other current assets	3,193	2,256
Total current assets	68,420	95,837
Property and equipment, net	7,308	8,143
Other assets	1,219	1,696
Total assets	$76,947	$105,676

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$5,899	$3,867
Accrued and other liabilities	6,629	13,045
Deferred revenue	3,618	3,409
Interest bearing obligation – current	4,085	3,391
Accrued Interest on interest bearing obligations – current	1,694	121
Total current liabilities	21,925	23,833
Deferred revenue – long-term	5,392	6,315
Interest bearing obligations – long-term	36,874	37,653
Contingent warrant liabilities	29,618	15,001
Other liabilities - long term	-	1,407
Total liabilities	93,809	84,209

Stockholders’ (deficit) equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized	-	-
Common stock, $0.0075 par value, 138,666,666 shares authorized, 83,019,347 and 82,447,274 shares outstanding at June 30, 2013 and December 31, 2012, respectively	619	615
Additional paid-in capital	981,772	977,962
Accumulated comprehensive income	-	8
Accumulated deficit	(999,253)	(957,118)
Total stockholders’ (deficit) equity	(16,862)	21,467
Total liabilities and stockholders’ (deficit) equity	$76,947	$105,676

Contingent warrant liabilities	June 30, 2013
Balance at December 31, 2012	$15,001
Reclassification of contingent warranty liability upon exercise of warrants	(4)
Net increase in fair value of contingent warrant liabilities upon revaluation	14,621
Balance at June 30, 2013	$29,618

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com